Filed by Cover-All Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cover-All Technologies Inc.

SEC File No.: 001-09228

Date: December 15, 2014

On December 15, 2014, Manish D. Shah, President and Chief Executive Officer of Cover-All Technologies Inc. (“Cover-All”), distributed the following via email to customers of Cover-All:

Dear Valued Customer,

We are pleased to announce that Cover-All and Majesco (formerly known as MajescoMastek) have agreed to combine to create a new world-class global insurance solution company. The new company will be named Majesco. As explained below, the completion of the transaction is subject to the satisfaction of several conditions and is expected to close in the second quarter of 2015.

Cover-All has been serving the property & casualty industry since 1981. Its growth over the past 33 years has predominantly been internal, stemming from the referrals of our client base and those of other professionals. The growth and development of our professional staff has evolved in a similar manner. We have attracted high-quality, committed professionals and invested in their training, development and growth. As a result of those efforts, we have experienced good growth over the past several years. This has been in no small way also directly related to the success our clients have had in their business and personal pursuits.

Majesco is an ideal partner for us, with the same core values as Cover-All’s at the heart of its organization – customer centricity. Majesco is a rapidly growing insurance software and services company. Majesco offers an integrated suite of core systems (Policy, Billing and Claims) to property & casualty and life & annuity insurers along with a wide variety of IT and consulting services.

I am excited about this strategic combination as it creates a potentially market leading company that is well positioned to compete in the large and growing market for servicing software needs of the insurance industry. Cover-All and Majesco have highly complementary core strengths including a broad product portfolio, passionate people committed to world-class software and impactful customer services exclusively focused on insurance industry. Majesco is expected to be a highly attractive provider for insurers of all tiers globally. Majesco will be poised to be a formidable player with its assets of deeply integrated core processing suite, disruptive business intelligence technologies and IT & consulting services that cover the entire spectrum of the insurance value chain. As a larger company, we will have better resources including expanded scale to meet the needs of any insurer regardless of size or location, and improved financial strength to invest in innovative and new products.

THE COMBINED COMPANY, “MAJESCO” – HIGH PERFORMANCE COMBINATION

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Over $100 million in estimated annual revenue with high growth potential

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Over 150 insurance customers in all tiers worldwide served by a global delivery team

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Innovative and proven core insurance software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

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Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

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Modern, mature, and integrated core software solution suite covering all tiers of business of Property and Casualty including personal, commercial, specialty, and workers compensation business

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Life Insurance, Annuity, and Group Benefits product offerings

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Consulting practice covering broad needs of insurers

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Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

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Business Intelligence and data analytics solution with customer-focused consulting and services practice

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Robust cloud solution for core insurance systems already deployed to over 30 customers

WHAT THIS MEANS FOR COVER-ALL CUSTOMERS

The combined company will be committed to support and continue investment in Cover-All products. Cover-All products will benefit from Majesco’s complementary suite components, larger talent pool and strong financial foundation for investing in future.

All Cover-All employees who are with Cover-All as of the effective time of the merger will be part of the combined company.

The combined company will be able to provide you many new services and areas of expertise in the future. We look forward to discussing those in more depth with you. However, there are several things we want to point out that will not change:

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Our commitment to support and continue investment in Cover-All products.

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You will continue to work with the same people in our firm you have in the past.

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Priority and importance of your ongoing and future projects.

There are also no current plans for changes in our fee structure.

This merger will also enable us to offer broad services offerings covering the full spectrum of the insurance value chain. With an experienced and talented team, Majesco will be able to offer a variety of valued added services tailored to meet your specific business objectives.

We will continue to operate from our current offices. All the contact information for us will remain the same however our e-mail address will change upon the closing of the merger.

WHAT HAPPENS NEXT?

In terms of immediate next steps, the transaction is subject to regulatory approvals, the satisfaction of closing conditions and approval by Cover-All shareholders. All of that work will take place over the coming months and we expect the merger to close in the second quarter of 2015.

Until the transaction is complete, Cover-All and Majesco will remain separate companies, and it will be “business as usual” for all of us. The key to our success has been – and will continue to be – you.

KEEPING YOU INFORMED

I am sure you’ll have a lot of questions after reading today’s announcements. The Cover-All team will be working with you to schedule meetings to discuss this further.

We are grateful to you not only for giving us the opportunity to provide you the best software and services but for your loyalty and friendship, which has enriched our relationship. We are confident that our new affiliation will serve us all well.

Sincerely,
Manish Shah

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”)  and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the Securities and Exchange Commission (the “SEC”), the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Cover-All and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available.  Cover-All and Majesco will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by  Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com.  Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder.  However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of Cover-All is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014.  These documents can be obtained free of charge from the respective sources indicated above.  ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder.  This communication does not constitute the solicitation of any vote or approval.